Exhibit 99.4

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Third quarter 2009 operations review
14 October 2009
Chief executive Tom Albanese said: “We are seeing early signs of a recovery in some of our key markets, although we remain cautious about the near term outlook. Our businesses continue to operate efficiently: iron ore production set a new quarterly record, with shipments to China maintained at a high level. We also benefited from higher third quarter production at all of our copper operations compared with last year. Cost reductions continue apace and we have made considerable progress on divestments this quarter enabling us to further reduce net debt.”
•	Rio Tinto’s global iron ore production set a new quarterly record and was up 12 per cent compared with the third quarter of 2008.
•	Pilbara iron ore production of 57 million tonnes (46 million tonnes on an attributable basis), up 18 per cent on the third quarter of 2008, reflected strong iron ore markets with the mines consistently operating at above nameplate capacity rates.
•	Continued production cutbacks occurred in the Aluminium group in response to the sharp fall in demand. Bauxite production was down 16 per cent and aluminium down four per cent, compared with the third quarter of 2008. Alumina production increased marginally.
•	Mined copper production up 24 per cent on the third quarter of 2008 with higher production at all operations, in particular at Kennecott Utah Copper and Grasberg.
•	Refined copper production up 46 per cent on the third quarter of 2008 from improved performance and higher concentrate grades at Kennecott Utah Copper and higher cathode production at Escondida.
•	On 6 October 2009 Rio Tinto signed an Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex. On 13 October 2009 Rio Tinto confirmed it has given notice to complete the second tranche of its investment in Ivanhoe Mines Ltd, which will increase its holding from 9.9 per cent to 19.7 per cent. Tranche 2 consists of 46.3 million shares at a subscription price of US$8.38, for a total consideration of US$388 million.
•	Australian hard coking coal was down five per cent on the third quarter of 2008. Australian thermal coal production was up 12 per cent on the same period.
•	During 2009 Rio Tinto has announced asset sales totalling $4.1 billion. In addition, a binding offer was received from Amcor in August 2009 for $2.025 billion for Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions.
•	The $14.8 billion net proceeds from the rights issues were received in July and were used to pay down Group debt. Divestments totalling $1.5 billion (before tax and fees) were completed during the third quarter and in the first week of October.
All currency figures in this report are US dollars, and comments refer to Rio Tinto’s share of production, unless otherwise stated

Continues	Page 2 of 27

CORPORATE ACTIVITY
During the third quarter of 2009, Rio Tinto recapitalised its balance sheet following the rights issues and made significant advances with its divestment programme.
On 3 July 2009 Rio Tinto successfully completed its $15.2 billion rights issue. The net proceeds of $14.8 billion were used to pay down Group debt.
During the third quarter of 2009, Rio Tinto announced asset sales and binding offers as follows:

Purchase
Date	Divested division	price	Targeted completion

6 July	Alcan Packaging Food Americas	$1.2 bn	Expected to complete within six months after announcement

18 August	Alcan Packaging global pharmaceuticals, global tobacco, food Europe and food Asia divisions	$2.025 bn binding offer	Expected to complete within four to six months after announcement

14 September	56% of Cable division of Alcan Engineered Products	Not disclosed — immaterial	Expected to complete several weeks after announcement

22 September	Alcan Composites division of Alcan Engineered Products	$349m	Expected to close by the end of 2009
On 12 August 2009 Rio Tinto announced the filing of a new registration statement on Form S-1 with the United States Securities and Exchange Commission in connection with the proposed initial public offering of the common stock of its subsidiary Cloud Peak Energy. Cloud Peak Energy, comprised of most of Rio Tinto Energy America’s western U.S. coal assets, is a major producer of coal in the Powder River Basin, operating two of the five largest coal mines in the region.
On 21 September 2009, Rio Tinto completed the $750 million sale of its Corumbá iron ore mine in Brazil to Vale.
On 1 October 2009 Rio Tinto completed the $764 million sale of its Jacobs Ranch coal mine in the US to Arch Coal, Inc.
Rio Tinto Alcan has reached an agreement in principle for the sale of its 80 per cent interest in the Ghana Bauxite Company (Awaso), subject to Government approval. The purchase price, which is immaterial, has not been disclosed.
All sales proceeds referred to above are before relevant taxes and fees.
IRON ORE
Rio Tinto share of production (000 tonnes)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Hamersley	34,841	+13%	+12%	88,835	+1%
Hope Downs	3,019	+97%	+10%	7,474	+96%
Robe River	7,789	+12%	-6%	20,804	-3%
IOC (pellets and concentrate)	1,329	-47%	-47%	5,698	-19%
Markets
Sales volumes from the Pilbara region of Western Australia continued at record levels, reaching 56 million tonnes during the third quarter (100 per cent basis), an increase of six per cent on the second quarter and 14 per cent higher than the corresponding quarter of 2008. Shipments to all

Continues	Page 3 of 27

major markets, including the largest single market, China, were maintained at a high level and were primarily priced on a benchmark or its equivalent provisional basis.
Pilbara operations
Record third quarter production of 57 million tonnes (46 million tonnes on an attributable basis) was six per cent higher than the previous quarter, and represented an 18 per cent increase on the corresponding quarter of 2008.
The record production reflected not only the benefit of the 220 million tonne per annum infrastructure expansion work being fully bedded down, but also the improvements from de-bottlenecking the critical stages of the fully integrated mine, rail and port operations. Benefits from the latter will continue as the new Operations Centre is brought fully on line.
Work continued on the Mesa A and Brockman 4 mines to secure the capacity of the Pilbara mines at around 220 million tonnes per annum. Construction is on track to meet the scheduled initial production dates of mid-2010.
The establishment of the Operations Centre, near Perth Airport, was a significant highlight of the quarter. This will fundamentally change the way the business operates, enabling all Pilbara mines, rail operations and port systems to be operated from a single location, vastly improving planning and ‘just in time’ mine-to-ship logistics.
Iron Ore Company of Canada (IOC)
Rio Tinto’s share of third quarter production at IOC was 1.3 million tonnes of pellets and concentrate, a 47 per cent decline on the same quarter of 2008. This reflected a five week summer shutdown and the idling of pellet machines in response to weak market conditions.
HIsmelt
The HIsmelt pig iron plant in Western Australia remains on a care and maintenance programme to April 2010, due to depressed global pig iron prices.
2009 production guidance
Following a strong performance in the second and third quarters, Rio Tinto expects iron ore production from its global operations, incorporating Australia, Canada and Brazil, to be between 210 and 215 million tonnes (on a 100 per cent basis) in 2009, provided there are no major seasonal weather disruptions.
ALUMINIUM
Rio Tinto share of production (000 tonnes)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08

Rio Tinto Alcan
Bauxite	7,443	-16%	+3%	21,625	-16%
Alumina	2,208	+1%	+3%	6,533	-2%
Aluminium	956	-4%	+2%	2,846	-5%
On 13 October 2009, Rio Tinto Alcan announced that it is considering reorganising its French operating structure and adopting additional cost reduction measures for its aluminium and specialty alumina operations.
Bauxite
Third quarter bauxite production was 16 per cent lower than the same quarter of 2008 with production at Weipa down 20 per cent. Annual production of bauxite at Weipa has been curtailed to 15 million tonnes (from 20 million tonnes in 2008) due to the sharp fall in alumina and aluminium demand and prices in recent months. Rio Tinto Alcan’s global bauxite production in 2009 is expected to be approximately 31 million tonnes, a decline of 11 per cent on 2008.
Alumina
Third quarter alumina production was one per cent higher than the same quarter of 2008. The prior year’s alumina production was impacted by a temporary blockage in the residue pipeline at the Yarwun refinery which resulted in curtailed operations and 113 thousand tonnes of lost production.

Continues	Page 4 of 27

Following production cuts at the Vaudreuil (Jonquiere) and Gardanne alumina refineries announced in January 2009, the annual alumina production rate has been reduced by six per cent in 2009 compared with 2008. In September 2009, Rio Tinto Alcan began restarting idled capacity at the Vaudreuil refinery in Quebec, in response to current alumina market conditions.
Aluminium
Third quarter aluminium production was four per cent lower than the same quarter of 2008, on a like for like basis. A steady performance at the low cost Canadian smelters was offset by production cutbacks elsewhere in Canada and Europe.
During 2009 Rio Tinto has announced the sale of the Ningxia smelter in China, the closure of the Beauharnois smelter in Quebec, the cessation of smelting activities at the Anglesey smelter in Wales and various other curtailments. Rio Tinto Alcan’s aluminium production capacity is expected to be operating at an 11 per cent lower annual run rate at the end of 2009. Following these actions, 42 per cent of Rio Tinto Alcan’s smelting capacity in the upper half of the industry cost curve has either been sold or curtailed. Production in 2009 is expected to be approximately 3.8 million tonnes (Rio Tinto share), a decline of six per cent compared with 2008.
COPPER
Rio Tinto share of production

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08

Kennecott Utah Copper
Mined copper (000 tonnes)	75.8	+9%	-12%	236.7	+36%
Refined copper (000 tonnes)	67.6	+67%	+4%	201.3	+42%
Molybdenum (000 tonnes)	3.4	+15%	+37%	7.9	-9%
Mined gold (000 ozs)	139	+25%	-13%	426	+56%
Refined gold (000 ozs)	112	+45%	0%	332	+44%
Escondida
Mined copper (000 tonnes)	78.2	+7%	+3%	232.5	-27%
Refined copper (000 tonnes)	25.0	+35%	-3%	74.2	+34%
Grasberg JV
Mined copper (000 tonnes)	25.2	+1,315%	-1%	75.2	+1,309%
Mined gold (000 ozs)	118	n/a *	+61%	242	n/a *

*	There was no gold share allocated to Rio Tinto under the joint venture metal strip share in 2008.
Kennecott Utah Copper
Third quarter production of mined copper and gold increased by nine per cent and 25 per cent, respectively, compared with the same quarter of 2008. The mining sequence remained focussed on the delivery of copper and gold, following a decline in the molybdenum market.
During the third quarter, work continued on the optimisation of the concentrator flotation circuit. This resulted in increased ore throughput and improved recovery rates leading to a higher quantity and quality of concentrate produced. Consistently strong smelter performance has led to higher anode production and resulted in higher cathode and precious metals production at the refinery compared with the third quarter of 2008. A 19 day scheduled smelter maintenance shutdown in July 2008 also contributed to this quarter’s favourable variance.
Escondida
Third quarter mined copper increased by seven per cent compared with the same quarter of 2008 driven by higher volumes of contained copper in leachate material. This more than offset a ten per cent decline in contained copper in concentrate production due to lower throughput following SAG mill motor issues and lower ore production from the Escondida Norte pit. The repairs to the SAG mill motor were successfully completed by early August.
Refined production for the third quarter improved by 35 per cent compared with the third quarter of 2008, due to continuing ramp-up of sulphide leaching and resultant cathode production.

Continues	Page 5 of 27

Grasberg
Based on the latest available estimates for the quarter, Rio Tinto’s share of joint venture copper and gold was significantly higher than the third quarter of 2008 due to higher estimates of ore treated and ore grades. There was no gold production allocated to Rio Tinto under the joint venture metal strip share in 2008. Freeport is due to release its 100 per cent operating data for the third quarter on 21 October 2009.
Northparkes
The $229 million E48 project at Northparkes, consisting of a new underground block cave mine and additional surface mining infrastructure, was restarted in September 2009, with $63 million of costs to complete. The project will take 18 months to complete with full underground mine production achieved within twelve months.
Oyu Tolgoi
On 6 October 2009 Rio Tinto signed an Investment Agreement with the Government of Mongolia for the development of the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. Rio Tinto and Ivanhoe Mines Ltd, the development partners for the project, will now move forward with the Government to address the conditions precedent and commence the development phase. Production is expected to commence in 2013, with a five year ramp up to full expected production. Production is expected to average 450,000 tonnes of copper per year and 330,000 ounces of gold per year over the life of the mine.
2009 production guidance
In 2009, Rio Tinto’s total share of mined and refined copper production is expected to be 780,000 tonnes and 420,000 tonnes, respectively.
DIAMONDS
Rio Tinto share of production (000 carats)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Argyle	2,274	-51%	+457%	7,086	-28%
Diavik	497	-64%	-42%	2,421	-39%
Third quarter carat production at Argyle recovered from the planned maintenance shut at the processing facilities from March to May 2009. Processing recommenced in June.
Third quarter carat production at Diavik was 64 per cent lower than the same quarter of 2008 due to the six week summer shutdown that occurred in July and August. This impact was partly mitigated by ore being sourced from the higher grade A154 pipe. In line with an improvement in market conditions, the previously planned six week winter shutdown was cancelled. Following these measures, Diavik is expected to produce between five and six million carats (100 per cent basis) of rough diamonds in 2009.
ENERGY
US thermal coal
Rio Tinto share of production (000 tonnes)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Rio Tinto Energy America*	31,608	-7%	+12%	89,925	-4%

*	The Colowyo mine is no longer part of RTEA and is reported separately
Third quarter production at Rio Tinto Energy America declined by seven per cent compared with the same quarter of 2008. This was primarily due to the economic downturn which has reduced the demand for coal-fired power with some customers switching to natural gas. The 12 per cent recovery compared with the second quarter was attributable to the completion of maintenance outages at power utilities.

Continues	Page 6 of 27

Australian coal
Rio Tinto share of production (000 tonnes)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Rio Tinto Coal Australia
Hard coking coal	2,077	-5%	+9%	5,348	+2%
Other coal	6,031	+12%	+5%	17,081	+4%
Hard coking coal production from the Queensland coal operations decreased by five per cent, compared with the same quarter of 2008 following a planned longwall changeover at the Kestrel mine.
Higher production of other coal in the third quarter compared with the third quarter of 2008 was primarily attributable to an increase in production of semi-soft coal in line with improved demand from the steel industry.
An investment in port capacity at the Dalrymple Bay Coal Terminal was completed in the third quarter of 2009. Additional rolling stock and track expansions will be delivered to the rail provider through the remainder of 2009 and 2010 to allow this capacity to be fully utilised. The expansion of the Port Waratah Coal Services (PWCS) facility is now due for completion early in the fourth quarter of 2009.
After a number of years of negotiations, a tripartite agreement between the New South Wales Government and the two industry owned ports, PWCS and Newcastle Coal Infrastructure Group (NCIG), was reached in September 2009 for a new framework supporting long term contracts. A nomination process has commenced with both NCIG and PWCS and the thermal coal mines based in New South Wales.
Uranium
Rio Tinto share of production (000 lbs)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Energy Resources of Australia	2,138	+12%	-2%	6,202	+12%
Rössing	1,640	+2%	+12%	4,578	+3%
Rio Tinto’s share of third quarter uranium production was eight per cent higher than the corresponding quarter of 2008. ERA production increased by 12 per cent due to an improvement in plant utilisation and throughput rates. Production recovered at Rössing following a 14 day planned shutdown in June 2009.
MINERALS
Rio Tinto share of production (000 tonnes)

	Q3 09	vs Q3 08	vs Q2 09	9 mths 09	vs 9 mths 08
Borates	124	-25%	+58%	315	-36%
Titanium dioxide feedstock	165	-58%	-50%	822	-29%
Minerals production continued to be affected by lower demand in line with reduced economic activity across all major regions. In addition, planned maintenance shutdowns occurred during the quarter. Third quarter borates production recovered from the second quarter in line with an upturn in sales, albeit from a low base.
At QIT, an eight week summer shutdown took place at its ilmenite mine and smelting operations in Canada in response to the current market uncertainty. A general decline in production volumes of approximately 20 to 25 per cent across the Rio Tinto Iron & Titanium product portfolio is anticipated in 2009, compared with 2008.

Continues	Page 7 of 27

EXPLORATION AND EVALUATION
Pre-tax and pre-divestment expenditure on exploration and evaluation charged to the profit and loss account for the first nine months of 2009 was $356 million compared with $661 million in the same period of 2008. During the first nine months of 2009 the Group realised $886 million (pre-tax) from the divestment of exploration properties, including $818 million pre-tax ($797 million post-tax) from the divestment of its undeveloped potash assets in Argentina and Canada.
Exploration and evaluation expenditure across the Group has been scaled back in 2009, in line with the announcements on the Group’s commitment to reduce controllable operating costs by at least $2.5 billion per annum in 2010. The 2009 central budget for greenfield exploration has been cut by approximately 60 per cent to $100 million (before tax and divestment proceeds).
A summary of activity for the period is as follows:

Product Group	Advanced projects	Greenfield programmes
Aluminium	Amargosa, Brazil.	Australia, Brazil, Guyana, Laos.

Copper and Diamonds	Copper: Tamarack, US., Bingham Orbit, US.	Copper: Chile, US, Peru, Russia, Kazakhstan.
Diamonds: India, Canada,
Democratic Republic of Congo.

Energy & Minerals	Coal: Altai Nuurs, Mongolia.	Coal: South Africa, Tanzania,
Mozambique, Bangladesh.
Uranium: Jordan.

Iron Ore	Pilbara, Australia.	Democratic Republic of Congo.
Mine-lease exploration continued at a number of Rio Tinto businesses including Kennecott Utah Copper, Northparkes, Energy Resources of Australia, Rössing, Diavik and Pilbara Iron.
Pre-feasibility or feasibility work progressed on a number of projects including Resolution
(copper/gold, US), La Granja (copper, Peru), Eagle (nickel/copper, US), Bunder (diamonds, India), Simandou (iron ore, Guinea) and several Pilbara iron ore deposits.

Continues	Page 8 of 27

About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed public company, and Rio Tinto Limited, which is a public company listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

Media Relations, London	Media Relations, Australia
Nick Cobban	Tony Shaffer
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3612
Mobile: +44 (0) 7920 041 003	Mobile: +1 202 256 3667
Christina Mills
Office: +44 (0) 20 7781 1154
Mobile: +44 (0) 7825 275 605

Media Relations, Americas	Media Relations, Canada
Tony Shaffer	Stefano Bertolli
Office: +61 (0) 3 9283 3612	Office:: +1 (0) 514 848 8151
Mobile: +1 202 256 3667	Mobile: +1 (0) 514 945 1800

Investor Relations, London	Investor Relations, Australia
Mark Shannon	Dave Skinner
Office: +44 (0) 20 7781 1178	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 576 597	Mobile: +61 (0) 408 335 309
David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office: +61 (0) 7 3361 4365
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 204 2919
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs and media pack available at:
http://www.riotinto.com/media/press_kit.asp

Continues	Page 9 of 27

Rio Tinto production summary
Rio Tinto share of production

								% change
			Quarter			9 Months		Q3 09	Q3 09	9 mths 09
			2008	2009	2009	2008	2009	vs	vs	vs
			Q3	Q2	Q3	9 mths	9 mths	Q3 08	Q2 09	9 mths 08

Principal Commodities
Alumina	(’000 t	)	2187	2,139	2,208	6,672	6,533	1%	3%	-2%
Aluminium	(’000 t	)	992	942	956	2,991	2,846	-4%	2%	-5%
Bauxite	(’000 t	)	8,865	7,217	7,443	25,868	21,625	-16%	3%	-16%
Borates	(’000 t	)	166	79	124	490	315	-25%	58%	-36%
Coal — hard coking coal	(’000 t	)	2,187	1,898	2,077	5,268	5,348	-5%	9%	2%
Coal — other Australian	(’000 t	)	5,367	5,734	6,031	16,357	17,081	12%	5%	4%
Coal — US	(’000 t	)	35,139	29,087	32,453	96,717	92,421	-8%	12%	-4%
Copper — mined	(’000 t	)	159.4	208.2	197.9	549.5	602.1	24%	-5%	10%
Copper — refined	(’000 t	)	68.9	102.0	100.6	230.0	306.9	46%	-1%	33%
Diamonds	(’000 cts)		6,110	1,281	2,787	13,962	9,575	-54%	118%	-31%
Iron ore	(’000 t	)	42,404	45,162	47,511	121,635	124,319	12%	5%	2%
Titanium dioxide feedstock	(’000 t	)	394	332	165	1,155	822	-58%	-50%	-29%
Uranium	(’000 lbs)		3,507	3,641	3,778	10,001	10,780	8%	4%	8%

Other Metals & Minerals
Gold — mined	(’000 ozs)		130	258	279	337	738	114%	8%	119%
Gold — refined	(’000 ozs)		77	112	112	231	332	45%	0%	44%
Molybdenum	(’000 t	)	2.9	2.5	3.4	8.6	7.9	15%	37%	-9%
Pig Iron	(’000 t	)	2	0	0	54	0	—	—	—
Salt	(’000 t	)	1,879	1,520	1,731	4,412	4,657	-8%	14%	6%
Silver — mined	(’000 ozs)		1,526	2,268	2,122	4,186	6,193	39%	-6%	48%
Silver — refined	(’000 ozs)		743	931	886	2,575	2,902	19%	-5%	13%
Talc	(’000 t	)	290	224	227	969	653	-22%	1%	-33%
Throughout this report, figures in italics indicate adjustments made since the figure was previously quoted on the equivalent page. Production figures are sometimes more precise than the rounded numbers shown, hence small differences may result between the total of the quarter figures and the nine month figures.

Continues	Page 10 of 27

Rio Tinto share of production

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

ALUMINA
Production (‘000 tonnes)
Gardanne	100%	11	1	—	—	—	37	—
Gove	100%	567	615	609	613	641	1,710	1,863
Jonquiere	100%	357	358	327	248	261	1,012	836
Queensland Alumina	80%	754	790	770	781	803	2,284	2,354
Sao Luis (Alumar)	10%	35	39	38	37	37	111	112
Yarwun	100%	269	349	313	347	345	944	1,005
Speciality alumina plants	100%	193	184	129	113	121	574	363

Rio Tinto total alumina production		2,187	2,336	2,186	2,139	2,208	6,672	6,533

ALUMINIUM (a)
Refined production (‘000 tonnes)
Australia — Bell Bay	100%	44	45	44	45	44	133	133
Australia — Boyne Island	59%	83	83	81	83	84	247	247
Australia — Tomago	52%	69	68	67	68	69	202	204
Cameroon — Alucam (Edea)	47%	12	11	8	8	9	31	24
Canada — six wholly owned (b)	100%	358	365	354	348	343	1,074	1,045
Canada — Alouette	40%	57	58	56	57	58	171	172
Canada — Becancour	25%	27	26	27	25	26	77	78
France — three wholly owned	100%	97	92	84	82	89	297	255
Iceland — ISAL (Reykjavik)	100%	47	48	46	47	48	139	141
New Zealand — Tiwai Point	79%	61	55	46	48	57	196	151
Norway — SORAL (Husnes)	50%	21	22	16	11	11	64	38
Oman — Sohar (c)	20%	2	8	16	18	18	2	52
UK — two wholly owned	100%	55	42	36	35	36	166	107
UK — Anglesey (d)	51%	9	16	18	18	18	44	54
USA — Sebree	100%	50	50	48	48	48	148	144

Rio Tinto total aluminium production		992	990	948	942	956	2,991	2,846

BAUXITE
Production (‘000 tonnes)
Awaso (e)	80%	168	177	174	109	22	460	305
Sangaredi	(f )	1,452	1,520	1,374	937	1,171	4,412	3,482
Gove	100%	1,734	1,655	1,551	1,816	1,822	4,590	5,188
Porto Trombetas	12%	565	594	451	425	480	1,574	1,356
Weipa (g)	100%	4,947	5,173	3,415	3,929	3,949	14,833	11,293

Rio Tinto total bauxite production		8,865	9,119	6,964	7,217	7,443	25,868	21,625

Continues	Page 11 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009
BORATES
Production (‘000 tonnes B2O3 content)
Rio Tinto Minerals — borates	100%	166	121	111	79	124	490	315

COAL — HARD COKING
Rio Tinto Coal Australia (‘000 tonnes)
Hail Creek Coal	82%	1,361	1,506	872	1,292	1,496	3,453	3,660
Kestrel Coal	80%	825	656	501	606	581	1,815	1,688

Rio Tinto total hard coking coal production		2,187	2,162	1,372	1,898	2,077	5,268	5,348

COAL — OTHER (h)
Rio Tinto Coal Australia (‘000 tonnes)
Bengalla	30%	393	424	341	435	445	1,198	1,221
Blair Athol Coal	71%	1,799	1,936	1,818	2,250	2,142	5,326	6,210
Hunter Valley Operations	76%	1,722	2,077	2,047	2,066	2,085	6,062	6,199
Kestrel Coal	80%	226	209	285	121	111	534	516
Mount Thorley Operations	61%	730	340	345	385	583	1,446	1,313
Warkworth	42%	496	750	479	478	665	1,791	1,622

Total Australian other coal		5,367	5,737	5,315	5,734	6,031	16,357	17,081

Colowyo Coal Company (‘000 tonnes)
Colowyo (i)	100%	1,190	1,212	869	783	845	3,235	2,497
Rio Tinto Energy America (‘000 tonnes)
Antelope	100%	8,374	8,191	7,277	7,800	8,057	24,283	23,134
Cordero Rojo	100%	9,709	9,334	8,897	7,588	9,586	26,985	26,071
Decker	50%	785	680	575	463	588	2,290	1,626
Jacobs Ranch (j)	100%	10,772	10,275	9,349	8,062	9,126	27,931	26,537
Spring Creek	100%	4,311	4,347	3,915	4,392	4,251	11,994	12,557

Total US coal (including Colowyo)		35,139	34,038	30,882	29,087	32,453	96,717	92,421

Rio Tinto total other coal production		40,506	39,775	36,197	34,821	38,484	113,074	109,502

Continues	Page 12 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COPPER
Mine production (‘000 tonnes) (k)
Bingham Canyon	100%	69.3	63.8	74.7	86.2	75.8	174.2	236.7
Escondida	30%	73.2	66.0	78.1	76.2	78.2	318.5	232.5
Grasberg — Joint Venture (l)	40%	1.8	1.8	24.7	25.3	25.2	5.3	75.2
Northparkes	80%	5.2	6.1	6.6	7.4	7.6	13.8	21.6
Palabora	58%	9.9	11.4	11.8	13.1	11.1	37.7	36.0

Rio Tinto total mine production		159.4	149.1	196.0	208.2	197.9	549.5	602.1

Refined production (‘000 tonnes)
Escondida	30%	18.6	21.9	23.5	25.7	25.0	55.3	74.2
Kennecott Utah Copper	100%	40.6	58.6	68.7	65.1	67.6	142.0	201.3
Palabora	58%	9.8	11.0	12.1	11.2	8.0	32.8	31.3

Rio Tinto total refined production		68.9	91.6	104.3	102.0	100.6	230.0	306.9

DIAMONDS
Production (‘000 carats)
Argyle	100%	4,659	5,253	4,404	408	2,274	9,823	7,086
Diavik	60%	1,393	1,558	1,071	853	497	3,977	2,421
Murowa	78%	58	43	31	20	17	163	68

Rio Tinto total diamond production		6,110	6,854	5,506	1,281	2,787	13,962	9,575

GOLD
Mine production (‘000 ounces) (k)
Barneys Canyon	100%	1	1	1	1	0	4	2
Bingham Canyon	100%	110	100	126	159	138	268	424
Escondida	30%	9	11	11	11	9	32	30
Grasberg — Joint Venture (l)	40%	—	—	51	73	118	—	242
Northparkes	80%	6	6	6	6	7	20	19
Rawhide (m)	100%	2	3	4	5	5	6	14
Others	—	2	2	3	2	2	6	6

Rio Tinto total mine production		130	123	201	258	279	337	738

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	77	72	108	112	112	231	332

Continues	Page 13 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

IRON ORE & IRON
Production (‘000 tonnes) (k)
Corumbá (n)	0%	575	430	401	574	534	1,602	1,509
Hamersley — six wholly owned mines	100%	26,653	19,057	19,571	26,834	30,353	76,496	76,759
Hamersley — Channar	60%	1,880	1,179	1,437	1,819	1,851	5,050	5,108
Hamersley — Eastern Range	(o )	2,289	1,900	1,958	2,374	2,636	6,286	6,969
Hope Downs	50%	1,536	1,662	1,707	2,748	3,019	3,807	7,474
Iron Ore Company of Canada	59%	2,493	2,282	1,853	2,515	1,329	7,014	5,698
Robe River	53%	6,979	5,250	4,717	8,298	7,789	21,381	20,804

Rio Tinto total mine production		42,404	31,759	31,645	45,162	47,511	121,635	124,319

Pig iron production (‘000 tonnes) HIsmelt®	60%	2	32	—	—	—	54	—

MOLYBDENUM
Mine production (‘000 tonnes) (k)
Bingham Canyon	100%	2.9	2.0	2.0	2.5	3.4	8.6	7.9

SALT
Production (‘000 tonnes)
Dampier Salt	68%	1,879	1,722	1,405	1,520	1,731	4,412	4,657

SILVER
Mine production (‘000 ounces) (k)
Bingham Canyon	100%	1,011	933	1,106	1,389	1,189	2,481	3,684
Escondida	30%	406	442	403	416	316	1,408	1,135
Grasberg — Joint Venture (l)	40%	—	220	154	303	460	—	917
Others	—	109	120	141	159	158	298	458

Rio Tinto total mine production		1,526	1,715	1,803	2,268	2,122	4,186	6,193

Refined production (‘000 ounces)
Kennecott Utah Copper	100%	743	677	1,085	931	886	2,575	2,902

TALC
Production (‘000 tonnes)
Rio Tinto Minerals — talc	100%	290	194	202	224	227	969	653

TITANIUM DIOXIDE FEEDSTOCK
Production (‘000 tonnes)
Rio Tinto Iron & Titanium	100%	394	369	324	332	165	1,155	822

Continues	Page 14 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

URANIUM
Production (‘000 lbs U3O8)
Energy Resources of Australia	68%	1,905	2,492	1,883	2,180	2,138	5,559	6,202
Rössing	69%	1,601	1,707	1,477	1,461	1,640	4,442	4,578

Rio Tinto total uranium production		3,507	4,199	3,360	3,641	3,778	10,001	10,780

Production data notes
(a)	Following a review of the basis for reporting aluminium smelter production tonnes, the data reported now reflects hot metal production rather than saleable product tonnes.

(b)	Includes data for Beauharnois smelter which ceased operating in the second quarter of 2009.

(c)	Production at the Sohar smelter commenced in the third quarter of 2008.

(d)	The Anglesey smelter ceased operating at the end of the third quarter of 2009.

(e)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(f)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

(g)	Includes beneficiated and calcined bauxite production.

(h)	Coal — other includes thermal coal and semi-soft coking coal.

(i)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production. Since Colowyo is subsequently no longer part of Rio Tinto Energy America, it is reported separately.

(j)	Rio Tinto completed the sale of its 100% interest in the Jacobs Ranch mine on 1 October 2009.

(k)	Mine production figures for metals refer to the total quantity of metal produced in concentrates, leach liquor or doré bullion irrespective of whether these products are then refined on-site, except for the data for iron ore which represent production of saleable quantities of ore plus pellets.

(l)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. Rio Tinto’s share of production reflects actual production for the periods shown above.

(m)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100%. The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.

(n)	Rio Tinto completed the sale of its 100% interest in the Corumbá mine with effect from 18 September 2009.

(o)	Rio Tinto’s share of production includes 100% of the production from the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture.
The Rio Tinto percentage interest shown above is at 30 September 2009.
Where Rio Tinto’s beneficial interest in an operation has changed, as footnoted above, the share of production has been calculated using the weighted average interest over the relevant periods. Rio Tinto’s interests in Tarong Coal, Greens Creek and Cortez/Pipeline were sold during 2008 and its interest in the Ningxia aluminium smelter was sold in early 2009. No data for these operations are included in the Share of Production table.

Continues	Page 15 of 27

Rio Tinto operational data

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

ALUMINIUM

Rio Tinto Alcan
Bauxite Mines
Bauxite production (‘000 tonnes)
Australia
Gove mine — Northern Territory	100.0%	1,734	1,655	1,551	1,816	1,822	4,590	5,188
Weipa mine — Queensland	100.0%	4,947	5,173	3,415	3,929	3,949	14,833	11,293
Brazil
Porto Trombetas (MRN) mine	12.0%	4,706	4,950	3,756	3,544	4,000	13,113	11,300
Ghana
Awaso mine (a)	80.0%	209	221	217	136	28	574	381
Guinea
Sangaredi mine (b)	23.0%	3,227	3,377	3,053	2,083	2,602	9,804	7,737

Rio Tinto Alcan share of bauxite shipments
Share of bauxite shipments (‘000 tonnes)		9,125	9,092	7,291	7,337	7,803	25,811	22,431

(a)	Rio Tinto Alcan has an 80% interest in the Awaso mine but purchases the additional 20% of production.

(b)	Rio Tinto has a 22.95% shareholding in the Sangaredi mine but receives 45% of production under the partnership agreement.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009
Smelter-Grade Alumina Refineries
Alumina production (‘000 tonnes)
Australia
Gove refinery — Northern Territory	100.0%	567	615	609	613	641	1,710	1,863
Queensland Alumina Refinery — Queensland	80.0%	943	987	962	977	1,003	2,855	2,942
Yarwun refinery — Queensland	100.0%	269	349	313	347	345	944	1,005
Brazil
Sao Luis (Alumar) refinery	10.0%	347	391	382	370	373	1,113	1,125
Canada
Jonquiere refinery — Quebec	100.0%	357	358	327	248	261	1,012	836
France
Gardanne refinery	100.0%	11	1	—	—	—	37	—

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 16 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

ALUMINIUM (continued)

Specialty Alumina Plants
Speciality alumina production (‘000 tonnes)
Canada
Brockville plant — Quebec	100.0%	4	4	4	4	3	12	12
Jonquiere plant — Quebec	100.0%	30	28	26	29	27	93	82
France
Beyrede	100.0%	7	5	3	2	4	21	10
Gardanne plant	100.0%	137	132	88	70	76	402	234
La Bathie plant	100.0%	8	7	4	3	4	25	11
Germany
Teutschenthal plant	100.0%	7	7	4	4	6	20	14
Aluminium Smelters
Primary aluminium production (‘000 tonnes)
Australia
Bell Bay smelter — Tasmania	100.0%	44	45	44	45	44	133	133
Boyne Island smelter — Queensland	59.4%	140	140	136	139	141	416	416
Tomago smelter — New South Wales	51.6%	133	132	130	132	133	391	395
Cameroon
Alucam (Edea) smelter	46.7%	25	25	17	16	18	67	51
Canada
Alma smelter — Quebec	100.0%	104	109	108	108	109	315	324
Alouette (Sept-Iles) smelter — Quebec	40.0%	143	145	140	143	145	428	429
Arvida smelter — Quebec	100.0%	43	44	41	43	43	129	127
Beauharnois, smelter — Quebec (a)	100.0%	12	13	9	2	—	37	11
Becancour smelter — Quebec	25.1%	106	105	107	101	103	309	312
Grande-Baie smelter — Quebec	100.0%	53	54	53	53	54	158	161
Kitimat smelter — British Colombia	100.0%	61	62	60	59	53	186	172
Laterriere smelter — Quebec	100.0%	59	59	58	59	59	175	176
Shawinigan smelter — Quebec	100.0%	25	26	25	25	25	75	75
China
Ningxia (Qingtongxia) smelter (b)	0.0%	41	41	10	—	—	122	10
France
Dunkerque smelter	100.0%	64	63	57	57	64	191	178
Lannemezan smelter	100.0%	—	—	—	—	—	5	—
St-Jean-de Maurienne smelter	100.0%	33	29	28	25	25	100	77

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 17 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

ALUMINIUM (continued)

Iceland
ISAL (Reykjavik) smelter	100.0%	47	48	46	47	48	139	141
New Zealand
Tiwai Point smelter	79.4%	77	69	58	61	71	247	190
Norway
SORAL (Husnes) smelter	50.0%	43	43	32	21	22	128	76
Oman
Sohar smelter (c)	20.0%	8	41	79	90	89	8	258
United Kingdom
Anglesey Aluminium smelter (d)	51.0%	18	32	35	35	36	86	106
Lochaber smelter	100.0%	11	10	9	9	9	33	28
Lynemouth smelter	100.0%	44	31	26	26	27	133	79
United States
Sebree smelter — Kentucky	100.0%	50	50	48	48	48	148	144
Rio Tinto Alcan share of metal sales
Share of primary aluminium sales (‘000 tonnes) (e)		1,253	1,288	1,167	1,243	1,244	3,846	3,654

(a)	The Beauharnois smelter ceased operations in the second quarter of 2009.

(b)	Rio Tinto sold its 50 per cent interest in the Ningxia aluminium smelter with an effective date of 26 January 2009

(c)	Production at the Sohar smelter commenced in the third quarter of 2008.

(d)	The Anglesey smelter ceased operating at the end of the third quarter of 2009.

(e)	Primary aluminium sales include sales made through Rio Tinto Alcan’s Engineered Products division.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 18 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

BORATES

Rio Tinto Minerals — borates	100.0%
California, US and Argentina
Borates (‘000 tonnes) (a)		166	121	111	79	124	490	315

(a)	Production is expressed as B2O3 content.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COAL

Colowyo Coal Company
Colowyo mine (a)	100.0%
Colorado, US
Thermal coal production (‘000 tonnes)		1,190	1,212	869	783	845	3,235	2,497

(a)	During 2008, Rio Tinto acquired a 100% interest in the Colowyo mine, having previously held a partnership interest. All of Colowyo’s production was already included in Rio Tinto’s share of production. Since Colowyo is subsequently no longer part of Rio Tinto Energy America, it is reported separately.

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009
Rio Tinto Coal Australia
Bengalla mine	30.3%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,296	1,402	1,126	1,438	1,468	3,956	4,032
Blair Athol Coal mine	71.2%
Queensland, Australia
Thermal coal production (‘000 tonnes)		2,525	2,718	2,552	3,158	3,007	7,476	8,717
Hail Creek Coal mine	82.0%
Queensland, Australia
Hard coking coal production (‘000 tonnes)		1,660	1,837	1,063	1,576	1,824	4,211	4,463
Hunter Valley Operations	75.7%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		1,645	2,268	2,212	2,383	1,610	5,618	6,205
Semi-soft coking coal production (‘000 tonnes)		629	476	492	346	1,144	2,389	1,982
Kestrel Coal mine (a)	80.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		283	262	356	151	138	668	645
Hard coking coal production (‘000 tonnes)		1,032	820	626	758	726	2,269	2,110

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 19 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COAL (continued)

Mount Thorley Operations	60.6%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		919	53	513	478	882	1,728	1,873
Semi-soft coking coal production (‘000 tonnes)		287	508	57	157	81	660	294
Tarong Coal mine (b)	0.0%
Queensland, Australia
Thermal coal production (‘000 tonnes)		—	—	—	—	—	262	—
Warkworth mine	42.1%
New South Wales, Australia
Thermal coal production (‘000 tonnes)		965	1,658	1,064	918	1,378	3,994	3,360
Semi-soft coking coal production (‘000 tonnes)		215	125	75	217	204	262	496

Total hard coking coal production (‘000 tonnes)		2,692	2,657	1,689	2,334	2,550	6,480	6,573

Total hard coking coal sales (‘000 tonnes) (a)		2,618	3,006	2,186	2,551	2,761	5,996	7,499

Total other coal production (‘000 tonnes) (c)		8,765	9,468	8,447	9,246	9,912	27,012	27,605

Total other coal sales (‘000 tonnes) (d) (e)		9,173	9,347	7,376	9,323	9,654	27,520	26,354

Total coal production (‘000 tonnes)		11,457	12,125	10,136	11,580	12,462	33,493	34,178

Total coal sales (‘000 tonnes)		11,792	12,353	9,562	11,875	12,415	33,517	33,852

Rio Tinto Coal Australia share
Share of hard coking coal sales (‘000 tonnes) (a)		2,129	2,440	1,773	2,072	2,246	4,883	6,091

Share of other coal sales (‘000 tonnes) (d) (e)		5,630	5,598	4,603	5,742	5,955	17,082	16,300

(a)	Kestral produces hard-coking coal and thermal coal through its mining operations. These coals may be blended at ports; blended coal sales are included in hard-coking coal sales.

(b)	Rio Tinto sold its 100% share in Tarong with an effective date of 31 January 2008 and production data are shown up to that date.

(c)	Other coal production includes thermal coal and semi-soft coking coal.

(d)	Other coal sales include thermal coal and semi-soft coking coal.

(e)	Sales relate only to coal mined by the operations and exclude traded coal.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 20 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COAL (continued)

Rio Tinto Energy America
Antelope mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		8,374	8,191	7,277	7,800	8,057	24,283	23,134
Cordero Rojo mine	100.0%
Wyoming, US
Thermal coal production (‘000 tonnes)		9,709	9,334	8,897	7,588	9,586	26,985	26,071
Decker mine	50.0%
Montana, US
Thermal coal production (‘000 tonnes)		1,570	1,360	1,149	925	1,177	4,579	3,251
Jacobs Ranch mine (a)	100%
Wyoming, US
Thermal coal production (‘000 tonnes)		10,772	10,275	9,349	8,062	9,126	27,931	26,537
Spring Creek mine	100.0%
Montana, US
Thermal coal production (‘000 tonnes)		4,311	4,347	3,915	4,392	4,251	11,994	12,557

Total coal production (‘000 tonnes) (b)		34,735	33,506	30,587	28,767	32,197	95,772	91,550

Total coal sales (‘000 tonnes) (b)		34,716	33,524	31,287	28,738	32,085	95,348	92,111

(a)	Rio Tinto completed the sale of its 100% interest in Jacobs Ranch on 1 October 2009.

(b)	Total coal production and sales have been restated to exclude Colowyo which is now reported separately.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 21 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COPPER & GOLD
Escondida	30.0%
Chile
Sulphide ore to concentrator (‘000 tonnes)		20,416	22,516	21,381	19,898	16,224	66,935	57,503
Average copper grade (%)		1.32	1.04	0.92	1.21	1.40	1.48	1.16
Mill production (metals in concentrates):
Contained copper (‘000 tonnes)		208.6	186.3	156.4	199.6	188.4	806.1	544.4
Contained gold (‘000 ounces)		31	36	35	37	29	108	102
Contained silver (‘000 ounces)		1,355	1,474	1,345	1,387	1,052	4,693	3,783
Contained copper in leachate/mined material (‘000 tonnes)		35	34	104	54	72	256	230
Refined production from leach plants:
Copper cathode production (‘000 tonnes)		62	73	78	86	83	184	247
Freeport-McMoRan Copper & Gold	0.0%	(40.0% of the expansion)
Grasberg mine (a)
Papua, Indonesia
Ore treated (‘000 tonnes)		17,755	19,794	21,364	21,632	20,894	50,802	63,891
Average mill head grades:
Copper (%)		0.82	1.01	1.12	1.10	0.83	0.76	1.02
Gold (g/t)		0.61	0.85	1.13	1.51	1.20	0.59	1.28
Silver (g/t)		3.14	3.17	3.63	3.81	3.03	3.22	3.49
Production of metals in concentrates:
Copper in concentrates (‘000 tonnes)		128.9	180.6	214.6	214.8	156.1	340.7	585.4
Gold in concentrates (‘000 ounces)		272	445	638	875	672	754	2,185
Silver in concentrates (‘000 ounces)		1,102	1,602	2,012	2,314	1,167	3,105	5,493
Sales of payable metals in concentrates: (b)
Copper in concentrates (‘000 tonnes)		128.1	172.2	189.0	222.1	149	339.6	560.2
Gold in concentrates (‘000 ounces)		271	425	565	885	646	760	2,096
Silver in concentrates (‘000 ounces)		873	1,218	1,425	1,876	893	2,476	4,194

(a)	Through a joint venture agreement with Freeport-McMoRan Copper & Gold (FCX), Rio Tinto is entitled to 40% of additional material mined as a consequence of expansions and developments of the Grasberg facilities since 1998. The 3Q 2009 results are not actuals but are forecasts from FCX’s most recent five-year plan and the 9 MTHS 2009 results include the 1H 2009 actuals and 3Q 2009 forecasts. FCX is not releasing its actual 100% operating data for 3Q 2009 until the release of its 2009 third-quarter and nine-month results on 21 October 2009.

(b)	Net of smelter deductions.
Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 22 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Minerals Company
Cortez/Pipeline mine (a)	0.0%
Nevada, US
Ore treated
Milled (‘000 tonnes)		—	—	—	—	—	491	—
Leached (‘000 tonnes)		—	—	—	—	—	1,839	—
Average ore grade: gold
Milled (g/t)		—	—	—	—	—	3.40
Leached (g/t)		—	—	—	—	—	0.50	—
Gold produced (‘000 ounces)		—	—	—	—	—	72	—
Greens Creek mine (a)	0.0%
Alaska, US
Ore treated (‘000 tonnes)		—	—	—	—	—	171	—
Average ore grades:
Gold (g/t)		—	—	—	—	—	5.11	—
Silver (g/t)		—	—	—	—	—	456	—
Zinc (%)		—	—	—	—	—	10.3	—
Lead (%)		—	—	—	—	—	3.7	—
Metals produced in concentrates:
Gold (‘000 ounces)		—	—	—	—	—	18	—
Silver (‘000 ounces)		—	—	—	—	—	1,815	—
Zinc (‘000 tonnes)		—	—	—	—	—	13.9	—
Lead (‘000 tonnes)		—	—	—	—	—	4.6	—
Rawhide mine (b) (c)	100.0%
Nevada, US
Metals produced in doré:
Gold (‘000 ounces)		5	5	4	5	5	12	14
Silver (‘000 ounces)		40	48	35	54	63	102	152

(a)	On 5 March 2008 (effective end of February) Rio Tinto completed the sale of its interest in the Cortez joint venture to its partner and on 16 April 2008 Rio Tinto completed the sale of its interest in the Greens Creek joint venture to its partner. Production data for these mines are shown up to those dates.

(b)	Mining operations were completed in October 2002 and processing of stockpiled ores was completed in May 2003. Residual gold and silver production continues from the leach pads.

(c)	On the 28 October 2008, Rio Tinto increased its shareholding in the Rawhide Joint Venture from 51% to 100% The previous Joint Venture shareholder continued to be entitled to 49% of production until 31 December 2008; since then Rio Tinto has been entitled to 100%.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 23 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COPPER & GOLD (continued)

Kennecott Utah Copper
Barneys Canyon mine (a)	100.0%
Utah, US
Gold produced (‘000 ounces)		1.0	1.3	0.8	0.8	0.4	4.1	2.0
Bingham Canyon mine	100.0%
Utah, US
Ore treated (‘000 tonnes)		13,228	12,121	12,281	13,749	13,880	37,013	39,910
Average ore grade:
Copper (%)		0.62	0.65	0.69	0.69	0.60	0.56	0.66
Gold (g/t)		0.37	0.39	0.44	0.52	0.43	0.34	0.47
Silver (g/t)		3.14	3.32	3.37	3.96	3.35	2.86	3.56
Molybdenum (%)		0.043	0.028	0.031	0.036	0.038	0.046	0.035
Copper concentrates produced (‘000 tonnes)		262	250	256	290	258	680	805
Average concentrate grade (% Cu)		26.4	25.4	29.0	29.7	29.3	25.5	29.3
Production of metals in copper concentrates:
Copper (‘000 tonnes) (b)		69.3	63.8	74.7	86.2	75.8	174.2	236.7
Gold (‘000 ounces)		110	100	126	159	138	268	424
Silver (‘000 ounces)		1,011	933	1,106	1,389	1,189	2,481	3,684
Molybdenum concentrates produced (‘000 tonnes):		5.4	3.7	3.8	4.7	6.5	15.7	15.0
Molybdenum in concentrates (‘000 tonnes)		2.9	2.0	2.0	2.5	3.4	8.6	7.9
Kennecott smelter & refinery	100.0%
Copper concentrates smelted (‘000 tonnes)		216	280	288	305	294	661	887
Copper anodes produced (‘000 tonnes)(c)		39.9	67.6	73.0	67.5	67.0	137.5	207.4
Production of refined metal:
Copper (‘000 tonnes)		40.6	58.6	68.7	65.1	67.6	142.0	201.3
Gold (‘000 ounces) (d)		77	72	108	112	112	231	332
Silver (‘000 ounces) (d)		743	677	1,085	931	886	2,575	2,902

(a)	Mining operations ceased in the first quarter of 2002. Gold continues to be recovered from leach pads.

(b)	Includes a small amount of copper in precipitates.

(c)	New metal excluding recycled material.

(d)	Includes gold and silver in intermediate products.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 24 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

COPPER & GOLD (continued) Northparkes Joint Venture	80.0%
New South Wales, Australia
Ore treated (‘000 tonnes)		1,343	1,337	1,367	1,422	1,421	3,908	4,210
Average ore grades:
Copper (%)		0.55	0.63	0.68	0.75	0.75	0.51	0.73
Gold (g/t)		0.23	0.23	0.23	0.24	0.28	0.28	0.25
Copper concentrates produced (‘000 tonnes)		19.9	22.0	23.5	27.0	26.8	54.4	77.3
Contained copper in concentrates:
Saleable production (‘000 tonnes)		6.6	7.6	8.3	9.3	9.4	17.2	27.0
Sales (‘000 tonnes) (a)		7.2	6.9	2.9	7.8	6.6	13.3	17.3
Contained gold in concentrates:
Saleable production (‘000 ounces)		7.4	7.2	7.1	7.9	9.3	25.1	24.2
Sales (‘000 ounces) (a)		9.8	8.2	2.5	5.9	6.1	24.3	14.4

(a)	Rio Tinto’s 80% share of material from the Joint Venture.

Palabora	57.7%
Palabora mine
South Africa
Ore treated (‘000 tonnes)		3,096	3,150	2,789	2,940	2,792	9,303	8,521
Average ore grade: copper (%)		0.66	0.67	0.68	0.68	0.66	0.69	0.67
Copper concentrates produced (‘000 tonnes)		56.5	66.7	67.1	76.1	61.8	219.8	205.0
Average concentrate grade: copper (%)		30.3	29.6	30.5	29.9	31.1	29.7	30.5
Copper in concentrates (‘000 tonnes)		17.1	19.7	20.5	22.7	19.3	65.3	62.5
Palabora smelter/refinery
New concentrate smelted on site (‘000 tonnes)		52.5	70.0	72.8	68.0	58.5	191.3	199.4
New copper anodes produced (‘000 tonnes)		14.9	20.7	20.2	18.9	12.5	55.3	51.6
Refined new copper produced (‘000 tonnes)		17.0	19.1	21.0	19.5	13.8	56.8	54.3
By-products:
Magnetite concentrate (‘000 tonnes)		562	469	772	617	759	1,482	2,148
Nickel contained in products (tonnes)		13	19	21	33	29	81	84
Vermiculite plant
Vermiculite produced (‘000 tonnes)		50	49	52	46	48	150	146

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 25 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

DIAMONDS

Argyle Diamonds	100.0%
Western Australia
AK1 ore processed (‘000 tonnes)		1,660	1,806	881	315	1,465	5,003	2,661
AK1 diamonds produced (‘000 carats)		4,659	5,253	4,404	408	2,274	9,823	7,086
Diavik Diamonds	60.0%
Northwest Territories, Canada
Ore processed (‘000 tonnes)		691	570	427	382	186	1,844	995
Diamonds recovered (‘000 carats)		2,321	2,597	1,785	1,421	828	6,628	4,035
Murowa Diamonds	77.8%
Zimbabwe
Ore processed (‘000 tonnes)		103	100	84	78	39	283	201
Diamonds recovered (‘000 carats)		75	55	40	26	21	209	87

IRON ORE & IRON

Rio Tinto Iron Ore
Pilbara Operations
Western Australia
Saleable iron ore production (‘000 tonnes):
Hamersley — Paraburdoo, Mount Tom
Price, Marandoo, Yandicoogina,
Brockman and Nammuldi	100.0%	26,653	19,057	19,571	26,834	30,353	76,496	76,759
Hamersley — Channar	60.0%	3,133	1,965	2,395	3,032	3,085	8,417	8,513
Hamersley — Eastern Range	(a )	2,289	1,900	1,958	2,374	2,636	6,286	6,969
Hope Downs	50.0%	3,072	3,323	3,414	5,495	6,037	7,613	14,947
Robe River — Pannawonica	53.0%	7,102	4,456	3,572	7,426	7,378	20,593	18,377
Robe River — West Angelas	53.0%	6,067	5,449	5,329	8,231	7,317	19,749	20,877

Total production (‘000 tonnes)		48,316	36,150	36,240	53,393	56,808	139,154	146,440

Total sales (‘000 tonnes) (b)		48,715	33,641	39,343	52,479	55,722	137,831	147,545

(a)	Rio Tinto owns 54% of the Eastern Range mine. Under the terms of the joint venture agreement, Hamersley Iron manages the operation and is obliged to purchase all mine production from the joint venture and therefore all of the production is included in Rio Tinto’s share of production.

(b)	Sales represent iron ore exported from Western Australian ports.

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 26 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

IRON ORE & IRON (continued)
Iron Ore Company of Canada	58.7%
Newfoundland & Labrador and Quebec in Canada
Saleable iron ore production:
Concentrates (‘000 tonnes)		1,017	877	1,459	2,396	835	2,316	4,690
Pellets (‘000 tonnes)		3,228	3,009	1,697	1,887	1,429	9,628	5,013
Sales:
Concentrate (‘000 tonnes)		1,147	787	919	1,832	1,167	1,972	3,918
Pellets (‘000 tonnes)		3,294	2,443	1,210	2,407	2,086	9,859	5,703
Rio Tinto Brasil
Corumbá mine (a)	0%
Mato Grosso do Sul, Brazil
Saleable iron ore production (‘000 tonnes)(b)		575	430	401	574	534	1,602	1,509
Sales (‘000 tonnes)		699	278	138	140	253	1,531	530

(a)	Rio Tinto sold its 100% interest in the Corumbá mine with an effective date of 18 September 2009 and production data are shown up to that date.

(b)	Production includes by-product fines.

HIsmelt®	60.0%
Western Australia
Pig iron production (‘000 tonnes) (a)		4	54	—	—	—	90	—

(a)	In March 2009, Rio Tinto announced that Hismelt would be placed on a 12 month care and maintenance programme.

SALT

Dampier Salt	68.4%
Western Australia
Salt production (‘000 tonnes)		2,748	2,519	2,056	2,224	2,532	6,455	6,812

TALC

Rio Tinto Minerals — talc	100.0%
Australia, Europe, and North America
Talc production (‘000 tonnes)		290	194	202	224	227	969	653

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.

Continues	Page 27 of 27

	Rio Tinto	3Q	4Q	1Q	2Q	3Q	9 MTHS	9 MTHS
	interest	2008	2008	2009	2009	2009	2008	2009

TITANIUM DIOXIDE FEEDSTOCK
Rio Tinto Iron & Titanium	100.0%
Canada and South Africa (a)
(Rio Tinto share)
Titanium dioxide feedstock production (‘000 tonnes)		394	369	324	332	165	1,155	822

(a)	Ilmenite mined in Madagascar is being processed in Canada with effect from June 2009.

URANIUM
Energy Resources of Australia Ltd
Ranger mine	68.4%
Northern Territory, Australia
Production (‘000 lbs U3O8)		2,786	3,644	2,754	3,188	3,126	8,129	9,068
Rössing Uranium Ltd	68.6%
Namibia
Production (‘000 lbs U3O8)		2,335	2,489	2,154	2,130	2,391	6,477	6,676

Rio Tinto percentage interest shown above is at 30 September 2009. The data represent full production and sales on a 100% basis unless otherwise stated.